Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 MAY 14 AM 10: ...

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

April 23, 2002

Exemption No. 82-2640

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

02034121

Attention: Continuous Disclosure

SUPPL

PROCESSED
MAY 2 9 2002
THOMSON
FINANCIAL

Dear Sirs:

RE: Glencairn Explorations Ltd. ("GEL")
File No. 1001-M-1

Please be advised that Glencairn has granted an aggregate of 240,000 director stock options exercisable at $0.44 per share until April 12, 2007 (the "Options"). The Options are non-transferable. The number of common shares subject to the Options did not, in the aggregate, exceed 10% of the number of common shares of Glencairn issued and outstanding as of the date of the grant, being April 12, 2002. The Options were traded to two directors pursuant to the Stock Option Plan approved by shareholders at the Annual and Special Meeting held on May 7, 1990, in accordance with the rules of the TSX Venture Exchange and in reliance on Ontario Securities Commission Rule 45-503 (the "Rule"). The following further information is provided pursuant to the Rule:

1. Full Name and Address of Vendor:

   Glencairn Explorations Ltd.
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   Glencairn Explorations Ltd.
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

   dlw 5/21

   240,000 Director's and employees stock options to purchase common shares at $0.44 per share until April 12, 2007.

3. Date of Trade

   April 12, 2002 subject to TSXVE approval received on April 19, 2002

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
John Kalmet	120,000	April 12, 2007
Peter Tredger	120,000	April 12, 2007
all c/o 6 Adelaide Street East Suite 220 Toronto, Ontario M5C 1H6		
Total	**240,000**	

5. Other Details:

Included with this correspondence is our client's cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Explorations Ltd.

Encls.

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